FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009
Commission File Number:  001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. (Translation of registrant's name into English)

7 Reid Street 4th Floor Hamilton, HM 11 Bermuda (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INCORPORATION BY REFERENCE

The Press Release and Credit Agreement attached as an exhibits hereto is incorporated by reference herein.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release, Dated June 17, 2009, Brookfield Infrastructure Partners Closes $200 Million Credit Facility
99.2	Credit Agreement, Dated June 16, 2009, between Brookfield Infrastructure Partners L.P. and Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada, and Royal Bank of Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2009

BROOKFIELD INFRASTRUCTURE
PARTNERS L.P. by its General Partner
BROOKFIELD INFRASTRUCTURE
PARTNERS LIMITED

By: /s/ Greg Morrison
Name: Greg Morrison
Title: Vice President